UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42488

Gamehaus Holdings Inc.

(Exact name of registrant as specified in its charter)

5th Floor, Building 2, No. 500 Shengxia Road

Pudong New District, Shanghai

The People’s Republic of China, 201210

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Change in Director

The board (“Board”) of directors of Gamehaus Holdings Inc. (the “Company”) announces that Mr. Kenneth Lam has notified the Company of his resignation from his position as a director, effective as of January 23, 2026. The resignation was not the result of any disagreement with the Company.

The Board has appointed the Mr. Yuhao Wang to serve as an independent director of the Company and member of the Audit Committee. Mr. Wang is currently the chief executive officer of Shanghai Wo Shang Technology Company Limited, a company focusing on artificial intelligence-enabled education services, and the chairman of the board of directors of Shanghai Wo Si Technology Company Limited, a provider of extracurricular educational programs. From September 2025 to January 2026, Mr. Yuhao Wang also served as a director of Shanghai Yuanbo Education Technology Group Company Limited (NEEQ: 839024). Mr. Wang received his bachelor’s degree from Nankai University in 1995.

The Board believes Mr. Yuhao Wang will bring valuable leadership to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2026

Gamehaus Holdings Inc.

By:	/s/ Yimin Cai
Name:	Yimin Cai
Title:	Chief Executive Officer and Director